Exhibit 99.1

August 12, 2020	TSX: WPM
Vancouver, British Columbia	NYSE: WPM
Designated News Release

WHEATON PRECIOUS METALS ANNOUNCES RECORD REVENUE

AND SALES VOLUMES IN THE FIRST HALF OF 2020

“Wheaton’s high-quality portfolio of assets delivered solid results in the first half of 2020 generating over $500 million in revenue and nearly $330 million in operating cash flow. While production in the second quarter was impacted by temporary shutdowns of some operations as a result of the COVID-19 pandemic, sales volumes remained strong, resulting in a record 322,000 gold equivalent ounces sold in the first half of 2020,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “At Wheaton, our success is not only measured in terms of financial results, but also in our ability to make a difference. In that regard, during the quarter we established a dedicated fund to help address the impacts of COVID-19, which to date has helped to provide food security, medical services and supplies, and economic opportunities to those in need. The majority of these funds are dedicated to the communities around our partners’ operations, and not only help to alleviate the near-term impacts of the pandemic, but also leave positive, sustainable benefits.”

Second Quarter Highlights:

●	Over $151 million in operating cash flow in the quarter, an increase of nearly 40%.
●	Net debt[1] reduced by $80 million resulting in a net debt position of $509 million.
●	Attributable gold equivalent[2] production was 140,000 ounces in the second quarter, with the reduction being due to the temporary shutdown of various mines resulting from COVID-19.
●	Signed a non-binding term sheet on the Marmato Project with Caldas Gold Corp.
●	Declared quarterly dividend[1] of $0.10 per common share.
●	Donated $2 million of the previously announced $5 million Community Support and Response Fund dedicated to combatting the COVID-19 pandemic.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2020	Q2 2019	Change
Ounces produced
Gold	88,631	100,908	(12.2)%
Silver	3,650	4,821	(24.3)%
Palladium	5,759	5,736	0.4%
Gold equivalent [2]	140,112	166,399	(15.8)%
Ounces sold
Gold	92,804	90,077	3.0%
Silver	4,729	4,241	11.5%
Palladium	4,976	5,273	(5.6)%
Gold equivalent [2]	156,188	148,004	5.5%
Revenue	$247,954	$189,466	30.9%
Net earnings (loss)	$105,812	$(124,694)	n.a.
Per share	$0.236	$(0.280)	n.a.
Adjusted net earnings [1]	$97,354	$41,958	132.0%
Per share [1]	$0.217	$0.094	130.5%
Operating cash flows	$151,793	$109,258	38.9%
Per share [1]	$0.338	$0.245	38.0%
Dividends paid [1]	$44,861	$40,133	11.8%
Per share	$0.10	$0.09	11.1%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Revised Production Guidance

Wheaton is providing a revised 2020 production forecast as all mining partners have now resumed operations that were previously suspended as a result of the COVID-19 pandemic. During the second quarter of 2020, six of our mining partners’ operations located in Mexico and Peru on which the Company has precious metal purchase agreements (“PMPA”s) were temporarily suspended due to government restrictions focused on reducing the spread of COVID-19, consisting of the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The revised 2020 and long-term forecasts assume that operations will continue throughout the remainder of the year without major interruptions. Wheaton’s long-term production forecast remains unchanged at 750,000 gold equivalent ounces (“GEO”s) per year on average between 2020 and 2024.

Metal Produced[3]	Revised 2020 Forecast	Original 2020 Forecast	Annual average (2020-2024)
Gold Ounces	365,000 to 385,000	390,000 to 410,000
Silver Ounces (‘000s)	21,500 to 22,500	22,000 to 23,500
Palladium Ounces	23,000 to 24,500	23,000 to 24,500
Gold Equivalent Ounces[2]	655,000 to 685,000	685,000 to 725,000	750,000

Corporate Development – Marmato Project

On June 22, 2020, the Company announced that it had signed a non-binding term sheet with Caldas Gold Corp. (“Caldas Gold”) to enter into a PMPA for the Marmato Project located in Colombia. Under the terms of the proposed PMPA, the Company will acquire 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the proposed PMPA, the Company will pay a total cash consideration of $110 million, $38 million of which is payable upon closing and the remaining portion of which is payable during the construction of the Marmato Deep Zone project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing delivery payments equal to approximately 20% of the spot prices over the life of the mine. The entering into of the PMPA is subject to, among other matters, the negotiation and completion of definitive documentation.

Community Support and Response Fund to Combat the COVID-19 Pandemic

During the quarter, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of June 30, 2020, the Company has made donations totalling $2 million under this program.

Financial Review

Revenues

Revenue was $248 million in the second quarter of 2020 representing a 31% increase from the second quarter of 2019 due primarily to a 24% increase in the average realized gold equivalent² price; and a 6% increase in the number of gold equivalent² ounces sold.

Costs and Expenses

Average cash costs¹ in the second quarter of 2020 were $418 per gold equivalent² ounce as compared to $412 in Q2 2019. This resulted in a cash operating margin¹ of $1,170 per gold equivalent² ounce sold, an increase of 35% as compared with Q2 2019.

Balance Sheet (at June 30, 2020)

●	Approximately $132 million of cash on hand.
●	$641 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”).
●	During Q2 2020, the Company has repaid $75 million under the Revolving Facility.
●	During Q2 2020, the net debt¹ was reduced by $80 million to $509 million.
●	The average effective interest rate for Q2 2020 was 1.97%.

Second Quarter Asset Highlights

Salobo: In the second quarter of 2020, Salobo produced 59,100 ounces of attributable gold, a decrease of approximately 12% relative to the second quarter of 2019 due to lower throughput as operations were impacted as a result of increased absenteeism during the quarter resulting from the COVID-19 pandemic. According to Vale S.A.’s (“Vale”) Second Quarter 2020 Performance Report, physical completion of the Salobo III mine expansion was 54% at the end of the second quarter. As a preventive measure related to the COVID-19 pandemic, non-critical works at the expansion were suspended in late March 2020, with their gradual resumption starting in May 2020. Vale reports that the expansion remains on track to start up in the first half of 2022.

Peñasquito: In the second quarter of 2020, Peñasquito produced 1.0 million ounces of attributable silver, an increase of approximately 39% relative to the second quarter of 2019 when production was impacted by an illegal blockade of the mine. Operations at the Peñasquito mine were temporarily suspended during the quarter as a result of the Mexican government regulations related to the COVID-19 pandemic. As per Newmont Corporation’s Second Quarter MD&A, both mill and mining activities at Peñasquito began ramping back up at the beginning of June and reached pre-COVID-19 record levels in the plant by mid-June.

San Dimas: In the second quarter of 2020, San Dimas produced 6,100 ounces of attributable gold, a decrease of approximately 47% relative to the second quarter of 2019 primarily due to lower throughput coupled with the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 effective April 1, 2020, as per the PMPA. Operations at the San Dimas mine were temporarily suspended during the quarter resulting from the COVID-19 pandemic, with operations resuming after the Mexican government’s decision to allow mining to restart on May 23, 2020. In addition, First Majestic Silver (“First Majestic”) reports that mill modernization and optimization programs have resumed at San Dimas, including the mid-May delivery of the 3,000 tonnes per day high intensity grinding mill (“HIG”) and several components. As a result of the temporary suspension during the quarter, First Majestic expects the assembly and installation of the new HIG mill to be completed in the second quarter of 2021.

Antamina: In the second quarter of 2020, Antamina produced 0.6 million ounces of attributable silver, a decrease of approximately 54% relative to the second quarter of 2019, primarily due to lower throughput as operations at the mine were temporarily suspended during the quarter as a result of the COVID-19 pandemic. The Antamina mine reportedly resumed operations on May 26, 2020, and ramped to full production in June.

Constancia: In the second quarter of 2020, Constancia produced 0.3 million ounces of attributable silver and 3,500 ounces of attributable gold, a decrease of approximately 54% and 23%, respectively, relative to the second quarter of 2019, primarily due to lower throughput as operations at the mine were temporarily suspended during the quarter as a result of the COVID-19 pandemic. As per Wheaton’s PMPA with Hudbay Minerals Inc., the failure to achieve a minimum level of throughput at the Pampacancha deposit during 2019 entitles Wheaton to an additional 8,020 ounces of gold in 2020 (received in quarterly installments), of which 2,005 ounces of gold was received during the second quarter of 2020 and included as production.

Other Gold: In the second quarter of 2020, total Other Gold attributable production was 7,700 ounces, an increase of approximately 60% relative to the second quarter of 2019, primarily due to the resumption of mining at the Minto mine.

Other Silver: In the second quarter of 2020, total Other Silver attributable production was 1.8 million ounces, a decrease of approximately 19% relative to the second quarter of 2019, primarily due to the temporary suspension of operations at the Yauliyacu mine as a result of the COVID-19 pandemic.

Keno Hill Restart: In addition, Alexco Resource Corp (“Alexco”) reported on June 24, 2020, its intent to recommence mining operations in the Keno Hill Silver District (“Keno Hill”) with ore production, mill commissioning, and concentrate sales planned for Q4 2020. Subsequent to the quarter, Alexco announced that it had received the final amended and renewed Water Use License for Keno Hill. Wheaton is entitled to 25% of the payable silver production from Keno Hill. In order to help facilitate the resumption of mining, Wheaton agreed to modify the PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco.

Produced But Not Yet Delivered 4

As at June 30, 2020, payable ounces attributable to the Company produced but not yet delivered amounted to:

●	79,500 payable gold ounces, a decrease of 8,900 ounces during Q2 2020, primarily due to a draw down during the period relative to the Salobo mine.
●

3.1 million payable silver ounces, a decrease of 1.8 million ounces during Q2 2020, primarily due to decreases during the period relative to the Peñasquito, Antamina and Yauliyacu mines, all of which had their operations temporarily suspended during the quarter.

●	4,900 payable palladium ounces, virtually unchanged from the balance at Q1 2020.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, August 13, 2020, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	1968427
Live audio webcast:	link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 20, 2020 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	1968427
Archived audio webcast:	link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals “, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 In order to maintain consistency with the original guidance, commodity price assumptions for the gold equivalent production and sales in 2020 are unchanged at $1,500 / ounce gold, $18 / ounce silver, and $2,000 / ounce palladium.

3 Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.

4 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings (Loss)

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2020	2019	2020	2019

Sales	$247,954	$189,466	$502,744	$414,515

Cost of sales

Cost of sales, excluding depletion	$65,211	$60,957	$132,119	$130,171

Depletion	58,661	61,404	123,503	129,785

Total cost of sales	$123,872	$122,361	$255,622	$259,956

Gross margin	$124,082	$67,105	$247,122	$154,559

General and administrative expenses	21,799	12,249	34,981	28,784

Impairment of mineral stream interests	-	165,912	-	165,912

Earnings from operations	$102,283	$(111,056)	$212,141	$(40,137)

Other (income) expense	(3,366)	3,090	(3,963)	2,824

Earnings before finance costs and income taxes	$105,649	$(114,146)	$216,104	$(42,961)

Finance costs	4,636	13,306	11,753	27,252

Earnings before income taxes	$101,013	$(127,452)	$204,351	$(70,213)

Income tax recovery (expense)	4,799	2,758	(3,643)	2,868

Net earnings (loss)	$105,812	$(124,694)	$200,708	$(67,345)

Basic earnings per share	$0.236	$(0.280)	$0.448	$(0.151)

Diluted earnings per share	$0.235	$(0.279)	$0.447	$(0.151)

Weighted average number of shares outstanding

Basic	448,636	445,769	448,217	445,083

Diluted	450,042	446,470	449,513	445,815

Condensed Interim Consolidated Balance Sheets

	As at June 30	As at December 31
(US dollars in thousands - unaudited)	2020	2019

Assets

Current assets

Cash and cash equivalents	$131,764	$103,986

Accounts receivable	3,244	7,138

Current taxes receivable	-	124

Other	45,267	43,504

Total current assets	$180,275	$154,752

Non-current assets

Mineral stream interests	$5,610,603	$5,734,106

Early deposit mineral stream interests	32,491	31,741

Mineral royalty interest	3,036	3,036

Long-term equity investments	262,798	309,757

Investment in associates	479	882

Convertible notes receivable	24,333	21,856

Property, plant and equipment	6,647	7,311

Other	13,382	14,566

Total non-current assets	$5,953,769	$6,123,255

Total assets	$6,134,044	$6,278,007

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$9,447	$11,794

Current taxes payable	35	-

Current portion of performance share units	14,355	10,668

Current portion of lease liabilities	718	724

Other	41,513	41,514

Total current liabilities	$66,068	$64,700

Non-current liabilities

Bank debt	$640,500	$874,500

Lease liabilities	3,054	3,528

Deferred income taxes	186	148

Performance share units	6,215	8,401

Pension liability	1,078	810

Total non-current liabilities	$651,033	$887,387

Total liabilities	$717,101	$952,087

Shareholders’ equity

Issued capital	$3,626,211	$3,599,203

Reserves	113,658	160,701

Retained earnings	1,677,074	1,566,016

Total shareholders’ equity	$5,416,943	$5,325,920

Total liabilities and shareholders’ equity	$6,134,044	$6,278,007

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2020	2019	2020	2019

Operating activities

Net earnings (loss)	$105,812	$(124,694)	$200,708	$(67,345)

Adjustments for

Depreciation and depletion	59,140	61,871	124,492	130,745

Impairment charges	-	167,561	362	167,561

Interest expense	3,515	12,434	9,494	25,586

Equity settled stock based compensation	1,305	1,456	2,808	2,813

Performance share units	(868)	793	2,409	201

Pension expense	233	-	268	-

Income tax expense (recovery)	(4,799)	(2,758)	3,643	(2,868)

Loss on fair value adjustment of share purchase warrants held	(333)	7	(262)	7

Share in losses of associate	-	-	41	62

Fair value (gain) loss on convertible note receivable	(3,267)	1,934	(2,477)	1,063

Investment income recognized in net earnings	(37)	(297)	(155)	(539)

Other	264	242	(456)	670

Change in non-cash working capital	(5,505)	4,659	(885)	(2,511)

Cash generated from operations before income taxes and interest	$155,460	$123,208	$339,990	$255,445

Income taxes recovered (paid)	(19)	(24)	70	(3,586)

Interest paid	(3,685)	(14,200)	(10,833)	(24,907)

Interest received	37	274	154	500

Cash generated from operating activities	$151,793	$109,258	$329,381	$227,452

Financing activities

Bank debt repaid	$(75,000)	$(88,000)	$(234,000)	$(168,500)

Credit facility extension fees	(7)	-	(1,367)	(1,100)

Share purchase options exercised	11,094	5,502	18,016	20,393

Lease payments	(139)	(153)	(306)	(323)

Dividends paid	(83,003)	(63,515)	(83,003)	(63,515)

Cash (used for) generated from financing activities	$(147,055)	$(146,166)	$(300,660)	$(213,045)

Investing activities

Mineral stream interests	$-	$-	$-	$(174)

Early deposit mineral stream interests	-	(750)	(750)	(750)

Acquisition of long-term investments	-	(909)	-	(909)

Investment in associate	-	(132)	-	(132)

Proceeds on disposal of long-term investments	123	-	123	-

Dividend income received	-	23	-	39

Other	(71)	(53)	(328)	(1,207)

Cash generated from (used for) investing activities	$52	$(1,821)	$(955)	$(3,133)

Effect of exchange rate changes on cash and cash equivalents	$298	$130	$12	$141

Increase (decrease) in cash and cash equivalents	$5,088	$(38,599)	$27,778	$11,415

Cash and cash equivalents, beginning of period	126,676	125,781	103,986	75,767

Cash and cash equivalents, end of period	$131,764	$87,182	$131,764	$87,182

Summary of Ounces Produced

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

Gold ounces produced ²

Salobo	59,104	62,575	74,716	73,615	67,056	60,846	76,995	72,423

Sudbury [3]	9,105	7,795	6,468	6,082	9,360	11,374	6,646	6,510

Constancia [8]	3,470	3,681	4,757	5,172	4,533	4,826	4,266	3,634

San Dimas 4, [8]	6,074	11,318	11,352	11,239	11,496	10,290	10,092	10,642

Stillwater [5]	3,222	2,955	3,585	3,238	3,675	3,137	3,472	6,376

Other

Minto [6]	2,928	2,124	2,189	-	-	-	1,441	2,546

777	4,728	4,551	3,987	4,278	4,788	4,445	4,248	4,124

Total Other	7,656	6,675	6,176	4,278	4,788	4,445	5,689	6,670

Total gold ounces produced	88,631	94,999	107,054	103,624	100,908	94,918	107,160	106,255

Silver ounces produced [2]

Peñasquito [8]	973	2,658	1,895	2,026	702	1,594	1,455	1,050

Antamina [8]	612	1,311	1,342	1,223	1,334	1,176	1,225	1,406

Constancia [8]	254	461	632	686	552	635	695	682

Other

Los Filos [8]	7	29	55	33	37	38	29	21

Zinkgruvan	389	662	670	587	590	451	587	513

Yauliyacu [8]	273	557	358	620	627	528	233	597

Stratoni	148	183	147	131	172	143	149	165

Minto [6]	19	18	18	-	-	-	8	25

Neves-Corvo	479	377	385	431	392	498	509	458

Aljustrel	388	352	325	240	322	470	475	514

777	108	96	81	62	93	95	113	136

Total Other	1,811	2,274	2,039	2,104	2,233	2,223	2,103	2,429

Total silver ounces produced	3,650	6,704	5,908	6,039	4,821	5,628	5,478	5,567

Palladium ounces produced ²

Stillwater [5]	5,759	5,312	6,057	5,471	5,736	4,729	5,869	8,817

GEOs produced [7]	140,112	182,533	186,027	183,394	166,399	168,759	180,732	184,810

SEOs produced [7]	11,676	15,211	15,502	15,283	13,867	14,063	15,061	15,401

Average payable rate [2]

Gold	94.7%	95.1%	95.6%	95.1%	95.3%	95.6%	95.5%	95.4%

Silver	79.3%	85.6%	85.3%	85.1%	83.3%	82.9%	83.3%	83.7%

Palladium	86.5%	93.0%	99.4%	83.5%	87.6%	98.5%	96.4%	94.6%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, silver production from prior periods is as follows: Q2-2020 – 310,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; Q1-2019 – 351,000 ounces; Q4-2018 – 342,000 ounces; and Q3-2018 – 361,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

8)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. As of August 12, 2020, all of the operations have been restarted.

Summary of Ounces Sold

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

Gold ounces sold

Salobo	68,487	74,944	58,137	63,064	57,715	84,160	75,351	65,139

Sudbury [2]	7,414	4,822	7,394	7,600	8,309	4,061	4,864	2,560

Constancia [8]	3,024	3,331	5,108	4,742	4,409	5,512	3,645	2,980

San Dimas [8]	6,030	11,358	11,499	11,374	10,284	11,510	8,453	9,771

Stillwater [3]	3,066	3,510	2,925	3,314	3,301	2,856	3,473	2,075

Other

Minto [4]	-	-	-	-	765	3,307	2,674	796

777	4,783	2,440	4,160	4,672	5,294	3,614	4,353	5,921

Total Other	4,783	2,440	4,160	4,672	6,059	6,921	7,027	6,717

Total gold ounces sold	92,804	100,405	89,223	94,766	90,077	115,020	102,813	89,242

Silver ounces sold

Peñasquito [8]	1,917	2,310	1,268	1,233	912	1,164	901	1,241

Antamina [8]	788	1,244	1,227	1,059	1,186	1,255	1,300	1,333

Constancia [8]	254	350	672	521	478	735	629	567

Other

Los Filos [8]	25	37	26	44	26	38	15	27

Zinkgruvan	376	447	473	459	337	232	543	326

Yauliyacu [8]	704	9	561	574	542	15	317	697

Stratoni	77	163	120	126	240	80	78	125

Minto [4]	-	-	-	-	2	30	22	-

Neves-Corvo	236	204	154	243	194	265	240	234

Aljustrel	252	123	121	139	216	381	226	302

Lagunas Norte [5]	-	-	-	-	-	-	-	1

Veladero [5]	-	-	-	-	-	-	-	2

777	100	41	62	86	108	99	129	163

Total Other	1,770	1,024	1,517	1,671	1,665	1,140	1,570	1,877

Total silver ounces sold	4,729	4,928	4,684	4,484	4,241	4,294	4,400	5,018

Palladium ounces sold

Stillwater [3]	4,976	4,938	5,312	4,907	5,273	5,189	5,049	3,668

GEOs sold [6]	156,188	166,121	152,514	155,116	148,004	173,464	162,340	154,352

SEOs sold [6]	13,016	13,843	12,709	12,926	12,334	14,455	13,528	12,863

Cumulative payable ounces PBND [7]

Gold	79,518	88,383	98,475	85,335	81,535	75,236	99,474	99,987

Silver	3,087	4,911	4,142	3,796	3,102	3,324	2,950	2,784

Palladium	4,883	4,875	4,872	4,163	4,504	4,754	5,282	4,671

GEO [6]	123,075	153,815	154,672	136,441	124,765	121,460	141,915	139,618

SEO [6]	10,256	12,818	12,889	11,370	10,397	10,122	11,826	11,635

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
6)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

7)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

8)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. As of August 12, 2020 all of the operations have been restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2020

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	59,104	68,487		$1,719		$408		$374	$117,706	$64,122	$90,059	$2,551,563

Sudbury [4]	9,105	7,414		1,700		400		831	12,605	3,475	9,639	333,885

Constancia	3,470	3,024		1,719		404		338	5,196	2,954	3,975	108,260

San Dimas	6,074	6,030		1,719		609		315	10,364	4,791	6,691	188,888

Stillwater	3,222	3,066		1,719		303		449	5,269	2,963	4,339	227,042

Other [5]	7,656	4,783		1,700		420		305	8,132	4,663	6,121	10,965

	88,631	92,804		$1,716		$418		$405	$159,272	$82,968	$120,824	$3,420,603

Silver

Peñasquito	973	1,917		$16.55		$4.26		$3.24	$31,714	$17,335	$23,549	$360,998

Antamina	612	788		16.55		3.28		8.74	13,039	3,570	10,458	651,049

Constancia	254	254		16.55		5.96		7.63	4,203	752	2,689	223,583

Other [6]	1,811	1,770		17.05		7.03		2.22	30,186	13,800	14,895	481,133

	3,650	4,729		$16.73		$5.23		$4.01	$79,142	$35,457	$51,591	$1,716,763

Palladium

Stillwater	5,759	4,976		$1,917		$353		$428	$9,540	$5,657	$7,786	$245,727

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$247,954	$124,082	$180,201	$5,610,603

Other

General and administrative										$(21,799)	$(20,452)

Finance costs										(4,636)	(4,642)

Other										3,366	(3,295)

Income tax										4,799	(19)

Total other										$(18,270)	$(28,408)	$523,441

										$105,812	$151,793	$6,134,044

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2020 were as follows:

Three Months Ended June 30, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	140,112	156,188	$1,588	$418	$1,170	$376	$794
Silver equivalent basis [5]	11,676	13,016	$19.05	$5.01	$14.04	$4.51	$9.53

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Three Months Ended June 30, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo	67,056	57,715		$1,323		$404		$383	$76,329	$30,898	$-	$30,898	$58,184	$2,651,697

Sudbury [5]	9,360	8,309		1,305		400		819	10,840	709	-	709	7,572	356,328

Constancia	4,533	4,409		1,323		400		361	5,830	2,475	-	2,475	3,954	113,964

San Dimas	11,496	10,284		1,323		605		310	13,601	4,191	-	4,191	9,776	201,448

Stillwater	3,675	3,301		1,323		234		519	4,366	1,881	-	1,881	3,595	233,233

Other [6]	4,788	6,059		1,304		405		403	7,904	3,007	-	3,007	5,505	17,246

	100,908	90,077		$1,320		$420		$420	$118,870	$43,161	$-	$43,161	$88,586	$3,573,916

Silver

Peñasquito	702	912		$14.89		$4.21		$3.06	$13,582	$6,949	$-	$6,949	$9,743	$382,363

Antamina	1,334	1,186		14.89		2.98		8.73	17,660	3,778	-	3,778	14,277	688,767

Constancia	552	478		14.89		5.90		7.50	7,119	714	-	714	3,652	237,136

Other [7]	2,233	1,665		14.98		6.97		2.60	24,952	9,002	-	9,002	14,230	496,675

	4,821	4,241		$14.93		$5.14		$4.97	$63,313	$20,443	$-	$20,443	$41,902	$1,804,941

Palladium

Stillwater	5,736	5,273		$1,381		$247		$470	$7,283	$3,501	$-	$3,501	$5,979	$254,772

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$189,466	$67,105	$(165,912)	$(98,807)	$136,467	$5,861,139

Other

General and administrative												$(12,249)	$(9,208)

Finance costs												(13,306)	(14,828)

Other												(3,090)	(3,149)

Income tax												2,758	(24)

Total other												$(25,887)	$(27,209)	$379,684

												$(124,694)	$109,258	$6,240,823

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Minto, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2019 were as follows:

Three Months Ended June 30, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis [5]	166,399	148,004	$1,280	$412	$868	$415	$453

Silver equivalent basis [5]	13,867	12,334	$15.36	$4.94	$10.42	$4.98	$5.44

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2020	2019

Net earnings (loss)	$105,812	$(124,694)

Add back (deduct):

Impairment loss	-	167,561

(Gain) loss on fair value adjustment of share purchase warrants held	(333)	7

(Gain) loss on fair value adjustment of convertible notes receivable	(3,267)	1,934

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(160)	(894)

Income tax expense (recovery) recognized in the Statement of OCI	(4,698)	(1,956)

Adjusted net earnings	$97,354	$41,958

Divided by:

Basic weighted average number of shares outstanding	448,636	445,769

Diluted weighted average number of shares outstanding	450,042	446,470

Equals:

Adjusted earnings per share - basic	$0.217	$0.094

Adjusted earnings per share - diluted	$0.216	$0.094

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2020	2019

Cash generated by operating activities	$151,793	$109,258

Divided by:

Basic weighted average number of shares outstanding	448,636	445,769

Diluted weighted average number of shares outstanding	450,042	446,470

Equals:

Operating cash flow per share - basic	$0.338	$0.245

Operating cash flow per share - diluted	$0.337	$0.245

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019

Cost of sales	$123,872	$122,361

Less: depletion	(58,661)	(61,404)

Cash cost of sales	$65,211	$60,957

Cash cost of sales is comprised of:

Total cash cost of gold sold	$38,746	$37,853

Total cash cost of silver sold	24,711	21,800

Total cash cost of palladium sold	1,754	1,304

Total cash cost of sales	$65,211	$60,957

Divided by:

Total gold ounces sold	92,804	90,077

Total silver ounces sold	4,729	4,241

Total palladium ounces sold	4,976	5,273

Equals:

Average cash cost of gold (per ounce)	$418	$420

Average cash cost of silver (per ounce)	$5.23	$5.14

Average cash cost of palladium (per ounce)	$353	$247

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019

Total sales:

Gold	$159,272	$118,870

Silver	$79,142	$63,313

Palladium	$9,540	$7,283

Divided by:

Total gold ounces sold	92,804	90,077

Total silver ounces sold	4,729	4,241

Total palladium ounces sold	4,976	5,273

Equals:

Average realized price of gold (per ounce)	$1,716	$1,320

Average realized price of silver (per ounce)	$16.73	$14.93

Average realized price of palladium (per ounce)	$1,917	$1,381

Less:

Average cash cost of gold [1] (per ounce)	$(418)	$(420)

Average cash cost of silver [1] (per ounce)	$(5.23)	$(5.14)

Average cash cost of palladium [1] (per ounce)	$(353)	$(247)

Equals:

Cash operating margin per gold ounce sold	$1,298	$900

As a percentage of realized price of gold	76%	68%

Cash operating margin per silver ounce sold	$11.50	$9.79

As a percentage of realized price of silver	69%	66%

Cash operating margin per palladium ounce sold	$1,564	$1,134

As a percentage of realized price of palladium	82%	82%

  1) Please refer to non-IFRS measure (iii), above.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

(in thousands)	As at June 30 2020	As at December 31 2019

Bank debt	$640,500	$874,500

Less: cash and cash equivalents	(131,764)	(103,986)

Net debt	$508,736	$770,514

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s precious metals purchase agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of a definitive documentation with Caldas Gold, payment of US$110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the PMPA, the receipt by the Company of silver and gold production in respect of the Marmato Project, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the completion of documentation and diligence for the PMPA with Caldas Gold, the satisfaction of each party’s obligations in accordance with the terms of the PMPA with Caldas Gold, risks associated with any specific risks relating to the completion of documentation and diligence for the Precious Metals Stream agreement, the satisfaction of each party’s obligations in accordance with the terms of the Precious Metals Stream agreement, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and Wheaton’s Management’s Discussion and Analysis for the three months ended March 31, 2020 available on SEDAR at www.sedar.com and Form 6-K filed May 7, 2020 (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that the completion of documentation and diligence in respect of the PMPA with Caldas Gold, the payment of US$110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the terms of the PMPA with Caldas Gold, that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com